SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 2 TO SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934


                            CRW FINANCIAL, INC.
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                             (Name of Issuer)

             Shares of Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)

                                 126276104
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                              (CUSIP NUMBER)

                             FIR TREE PARTNERS
                        1211 Avenue of the Americas
                                29th Floor
                         New York, New York  10036
                         Tel. No.: (212) 398-3500
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                               June 19, 1997
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP No. 126276104              13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Fir Tree, Inc. d/b/a Fir Tree Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                             (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                        [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF           7  SOLE VOTING POWER               603,303
SHARES
BENEFICIALLY        8  SHARED VOTING POWER             0
OWNED BY
EACH                9  SOLE DISPOSITIVE POWER          603,303
REPORTING
PERSON WITH         10 SHARED DISPOSITIVE POWER        0


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     603,303

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.25%

14   TYPE OF REPORTING PERSON*

     CO, IN



     *SEE INSTRUCTIONS BEFORE FILLING OUT





                AMENDMENT NO. 2 TO SCHEDULE 13D

     This Amendment No. 2 to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal of Fir Tree Partners, as an amendment to the initial statement on Schedule 13D, relating to shares of Common Stock, par value $0.01 per share, of CRW Financial, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission (the "Commission") on June 5, 1997, and further amended by Amendment No. 1 to Schedule 13D filed with the Commission on June 19, 1997 (as amended, the "Amended Schedule 13D"). The Amended Schedule 13D is hereby further amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

      Item 3 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

           As of June 16, 1997, Fir Tree Partners had invested (i) $3,855,430 in shares of Common Stock through Fir Tree Value Fund, (ii) $444,243 in shares of Common Stock through Fir Tree Institutional and (iii) $262,591 in shares of Common Stock through Fir Tree LDC, all as described in Item 5 below. The source of these funds was the working capital of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC, as the case may be.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Amended Schedule 13D is hereby amended by amending and restating Items 5(a) and (c) as follows:

          (a) As of June 23, 1997, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 603,303 shares of Common Stock of the Issuer or 10.25% of the shares outstanding. The 603,303 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

          The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on June 23, 1997 is based on 5,884,984 outstanding shares of Common Stock as of May 12, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 1997.

          (c) The transactions in the Issuer's securities by Fir Tree Partners during the period of June 17, 1997 to June 23, 1997 are listed on Annex A attached hereto and made apart hereof.





                            ANNEX A


     Transaction    Buy/Sell      Quantity        Price per
         Date                     (shares)        Share ($)
     -----------    --------     ---------        ----------

         6/19/97      Buy          76,100           8.238
         6/20/97      Buy           8,500           8.187
         6/20/97      Buy           2,500           8.187
         6/23/97      Buy          30,000           4.218
         6/23/97      Buy          22,500           4.416
         6/23/97      Buy          10,000           4.437
                                  -------
                                  149,600





                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    June 26, 1997



                              Fir Tree, Inc. d/b/a/ Fir Tree Partners


                              By:  /S/ JEFFREY TANNENBAUM
                                 ---------------------------------
                                   JEFFREY TANNENBAUM, President



                              /S/ JEFFREY TANNENBAUM
                              ------------------------------------
                              Jeffrey Tannenbaum